Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2016(a)	2015(a)(b)	2014	2013	2012
Results of Operations
Net sales	$2,677,203	$2,826,429	$2,445,548	$2,394,270	$2,519,154
Costs and expenses(c)	2,102,652	2,481,318	2,174,250	1,817,595	2,119,371
Operating profit	574,551	345,111	271,298	576,675	399,783
Interest and financing expenses	(65,181)	(81,650)	(41,358)	(31,559)	(32,800)
Other income (expenses), net	5,894	47,283	(16,761)	(6,674)	1,229
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	515,264	310,744	213,179	538,442	368,212
Income tax expense	96,263	11,134	18,484	134,445	80,433
Income from continuing operations before equity in net income of unconsolidated investments	419,001	299,610	194,695	403,997	287,779
Equity in net income of unconsolidated investments (net of tax)	59,637	27,978	35,742	31,729	38,067
Net income from continuing operations	478,638	327,588	230,437	435,726	325,846
Income (loss) from discontinued operations (net of tax)(d)	202,131	32,476	(69,531)	4,108	4,281
Net income	680,769	360,064	160,906	439,834	330,127
Net income attributable to noncontrolling interests	(37,094)	(25,158)	(27,590)	(26,663)	(18,591)
Net income attributable to Albemarle Corporation	$643,675	$334,906	$133,316	$413,171	$311,536
Financial Position and Other Data
Total assets(e)	$8,161,207	$9,597,954	$5,202,437	$3,582,448	$3,434,340
Operations:
Working capital	$2,166,515	$214,317	$2,208,964	$1,046,552	$1,022,304
Current ratio	2.90	1.13	2.94	3.40	3.66
Depreciation and amortization	$226,169	$260,076	$103,572	$107,370	$99,020
Capital expenditures	$196,654	$227,649	$110,576	$155,346	$280,873
Acquisitions, net of cash acquired	$208,734	$2,100,490	$—	$2,565	$3,360
Cash proceeds from divestitures, net	$3,325,571	$8,883	$104,718	$—	$9,646
Research and development expenses	$80,475	$89,187	$88,310	$82,246	$78,919
Gross profit as a % of net sales	36.3	30.4	31.5	35.5	35.7
Total long-term debt(e)	$2,369,262	$3,817,157	$2,913,465	$1,076,515	$696,337
Total equity(f)	$3,942,604	$3,401,313	$1,488,635	$1,742,776	$1,932,008
Total long-term debt as a % of total capitalization	37.5	52.9	66.2	38.2	26.5
Net debt as a % of total capitalization(g)	2.5	51.4	22.2	25.6	10.2
Common Stock
Basic earnings (loss) per share
Continuing operations	$3.93	$2.72	$2.57	$4.88	$3.44
Discontinued operations	$1.80	$0.29	$(0.88)	$0.05	$0.05

Shares used to compute basic earnings per share	112,379	111,182	78,696	83,839	89,189
Diluted earnings (loss) per share
Continuing operations	$3.90	$2.71	$2.57	$4.85	$3.42
Discontinued operations	$1.78	$0.29	$(0.88)	$0.05	$0.05
Shares used to compute diluted earnings per share	113,239	111,556	79,102	84,322	89,884
Cash dividends declared per share	$1.22	$1.16	$1.10	$0.96	$0.80
Total equity per share(f)	$35.04	$30.31	$19.08	$21.77	$21.73
Return on average total equity	17.5%	13.7%	8.3%	22.5%	17.3%
Footnotes:

(a)
On December 14, 2016 the Company sold the Chemetall Surface Treatment business, which qualifies for discontinued operations treatment because it represents a strategic shift that will have a major effect on the Company’s operations and financial results. As a result, in the second quarter of 2016, the Company began accounting for this business as discontinued operations in the consolidated statements of income and excluded the business from segment results for the years ended December 31, 2016 and 2015, the periods this business was owned by Albemarle. Related assets and liabilities are classified as held for sale for 2016 and 2015.

(b)	On January 12, 2015, we completed the acquisition of Rockwood Holdings, Inc. (“Rockwood”). Results for 2015 include the operations of Rockwood commencing on January 13, 2015.

(c)
The year ended December 31, 2016 included gains before income taxes of $11.5 million and $112.3 million related to the sales of the metal sulfides business and the minerals-based flame retardants and specialty chemicals business, respectively.

(d)
Included in Income (loss) from discontinued operations (net of tax) for the year ended December 31, 2016 is a pre-tax gain of $388.0 million ($135.0 million after income taxes) related to the sale of the Chemetall Surface Treatment business. The year ended December 31, 2014 includes a pre-tax loss of $85.5 million ($65.7 million after income taxes) related to the sale of the antioxidant, ibuprofen and propofol businesses.

(e)
As a result of the adoption of new accounting guidance effective January 1, 2016 on a retrospective basis, unamortized debt issuance costs are now deducted from the carrying amount of the associated debt liability on the balance sheet. The reclassification of these unamortized debt issuance costs resulted in reductions of Long-term debt and Other assets on the consolidated balance sheets of $17.1 million in 2015, $20.6 million in 2014, $2.3 million in 2013 and $2.9 million in 2012.

(f)
Equity reflects the repurchase of common shares amounting to: 2016—0; 2015—0; 2014—2,190,254; 2013—9,198,056; and 2012—1,092,767. 2015 also includes the impact of 34,113,064 shares of common stock issued in connection with the acquisition of Rockwood.

(g)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.